                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                          FRIEDE GOLDMAN HALTER, INC.

(Mark One):
     X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    ---   OF 1934.

          For the fiscal year ended December 31, 2001

                                       OR

   _____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

          For the transition period from _________ to ________

Commission file number 0-22595

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     FRIEDE GOLDMAN INTERNATIONAL, INC.-401(K) RETIREMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     FRIEDE GOLDMAN HALTER, INC.
     13085 Industrial Seaway Road
     Gulfport, Mississippi 39503

                    FRIEDE GOLDMAN INTERNATIONAL,INC.-401(K) RETIREMENT PLAN

                    Financial Statements as of December 31, 2001 and 2000 and for each of the years ended December 31, 2001 and 2000; Supplemental Schedules as of and for the Year Ended December 31, 2001; and Independent Auditors' Report

                              Supplemental Schedule

        Financial Statements and Supplemental Schedule

        Friede Goldman International, Inc. 401(k) Retirement Plan

         Years ended December 31, 2001 and 2000 with Report of
              Independent Auditors

                       Friede Goldman International, Inc.
                             401(k) Retirement Plan

                            Financial Statements and
                              Supplemental Schedule

                     Years ended December 31, 2001 and 2000


                                    Contents

Report of Independent Auditors ............................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits ...........................   2
Statements of Changes in Net Assets Available for Benefits ................   3
Notes to Financial Statements .............................................   4


Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) ...........   8

Exhibit 23.1 -- Consent of Ernst & Young LLP

[LETTERHEAD OF ERNST & YOUNG]

                         Report of Independent Auditors

The Administrative Committee
Friede Goldman International, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Friede Goldman International, Inc. 401(k) Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

New Orleans, Louisiana
July 10, 2002

                       Friede Goldman International, Inc.
                             401(k) Retirement Plan

                 Statements of Net Assets Available for Benefits

                                                              December 31
                                                         2001              2000
                                                    --------------------------------
Assets
Investments, at fair value:
   Mutual funds                                     $    2,360,062    $    3,978,035
   Friede Goldman Halter, Inc. common stock                 42,907           197,677
   Money market fund                                           987            20,512
   Loans to participants                                   292,602           494,462
                                                    --------------------------------
                                                         2,696,558         4,690,686

Receivables:
   Accrued income                                            1,264             3,450
                                                    --------------------------------
                                                             1,264             3,450
                                                    --------------------------------
Net assets available for benefits                   $    2,697,822    $    4,694,136
                                                    ================================


See accompanying notes.

                       Friede Goldman International, Inc.
                             401(k) Retirement Plan

           Statements of Changes in Net Assets Available for Benefits

                                                           Year ended December 31
                                                           2001              2000
                                                      --------------------------------
Additions
Investment income:
   Interest and dividend income                       $       77,076     $     354,285
                                                      --------------------------------
Total additions                                               77,076           354,285

Deductions
Benefit payments                                           1,297,575         1,317,100
Excess contributions                                               -             5,457
Administrative fees                                            8,700            22,500
                                                      --------------------------------
Total deductions                                           1,306,275         1,345,057

Net depreciation in fair value of mutual funds              (451,229)         (821,579)
Net depreciation in fair value of common stock              (315,886)         (180,476)
                                                      --------------------------------
Total depreciation                                          (767,115)       (1,002,055)
                                                      --------------------------------
Net decrease                                              (1,996,314)       (1,992,827)

Net assets available for benefits:
   Beginning of year                                       4,694,136         6,686,963
                                                      --------------------------------
   End of year                                        $    2,697,822     $   4,694,136
                                                      ================================



See accompanying notes.

                       Friede Goldman International, Inc.
                             401(k) Retirement Plan

                          Notes to Financial Statements

                                December 31, 2001


1. Description of the Plan

The following is a general description of the Friede Goldman International, Inc. 401(k) Retirement Plan (the Plan). This description is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

Effective November 3, 1999, Friede Goldman International, Inc. (Friede Goldman) completed a merger with Halter Marine Group, Inc. (Halter). The surviving company, Friede Goldman, changed its official name to Friede Goldman Halter, Inc. (the Company). In connection with the merger, the Company became the plan sponsor of the Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2000, the Plan was frozen (i.e., employee and employer contributions ceased). Beginning January 1, 2000, all participants of the Plan were allowed to make contributions to the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (FGH Plan), and participants' years of service toward vesting were transferred to the FGH Plan. All future employer contributions will be made to the FGH Plan.

The Plan sponsor, Friede Goldman Halter, Inc., filed a petition for Chapter 11 Bankruptcy with the U.S. Bankruptcy Court on April 19, 2001. All plan assets are held with a trustee and are not subject to claims made by the creditors of the sponsor.

Contributions

Prior to January 1, 2000, participants could defer up to 15% of their pretax annual compensation and 10% of after-tax annual compensation, as defined in the Plan. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

                       Friede Goldman International, Inc.
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Investment Options

Participant balances can be invested in 10 investment options which have been selected by the plan sponsor and which are held by the trustee. These investment options consist of nine mutual funds and the Company's common stock.

Vesting

Participants are immediately vested in their salary deferral contribution plus actual earnings thereon. Employer contributions and all earnings thereon vest to individual participants after attainment of credited years of service. A participant is 100% vested after three years of credited service.

Forfeitures

Forfeitures of terminated participants' nonvested accounts are allocated to the remaining participants as an additional employer contribution. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $230,279 and $20,500, respectively.

Payment of Benefits

On termination of service, a participant may elect to receive a lump sum amount, installment payments or an annuity equal to the vested value of a participant's account. Participants may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.

Loans to Participants

The Plan allows participants to borrow against their vested balances. Loans must be approved by the plan sponsor and are limited to the lesser of $50,000 or an amount equal to one half of a participant's vested account balance in the Plan. Participant loans of less than $1,000 are not permitted. Loan terms range from 1 to 5 years, or up to 30 years for the purchase of a primary residence.

                       Friede Goldman International, Inc.
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Priorities Upon Termination

The Company may amend, modify or terminate the Plan at any time. Upon termination, a participant's account balance becomes 100% vested. Each account shall continue to earn interest and participate in the appreciation or depreciation of investments until final distributions are made. The Company currently has no intentions of terminating the Plan.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Valuation of Investments

The Plan's investments are in mutual funds and common stock. Investments in mutual funds and common stock are valued at quoted market prices on the last business day of the year. The money market fund is based on quoted redemption values. Loans to participants are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan except for loan fees, which are paid out of Plan assets.

                       Friede Goldman International, Inc.
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)


3. Investments

The following table presents individual investments that represent 5% or more of the Plan's net assets:

                                                               December 31
                                                            2001         2000
                                                        ------------------------
     Mutual funds:
       Fidelity Advisor Equity Growth Fund              $  676,645  $  1,421,844
       Fidelity Advisor Growth Opportunities Fund          634,136     1,253,807
       Fidelity Advisor Balanced Fund                      222,437       376,924
       Fidelity Advisor Government Investment Fund         545,631       463,097

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the IRC. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                       Friede Goldman International, Inc.
                             401(k) Retirement Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                             EIN: 72-1362492     PN: 001

                                December 31, 2001

                                                     Description of Investment,
                                                      Including Maturity Date,
           Identity of Issue, Borrower,             Rate of Interest, Collateral,          Current
              Lessor or Similar Party                   Par or Maturity Value               Value
---------------------------------------------------------------------------------------------------
Mutual funds:
   *Fidelity Advisor Equity Growth Fund                    13,897 shares                 $  676,645
   *Fidelity Advisor Growth Opportunities Fund             22,049 shares                    634,136
   *Fidelity Advisor Balanced Fund                         14,323 shares                    222,437
   *Fidelity Advisor Overseas Fund                          8,005 shares                    110,712
   *Fidelity Advisor Government Investment Fund            55,962 shares                    545,631
   *Fidelity Advisor Value Strategies Fund                  3,194 shares                     85,855
   *Fidelity Advisor Emerging Markets Fund                  3,617 shares                     33,857
   *Fidelity Advisor Technoquant Growth Fund                1,626 shares                     18,198
   *Fidelity Advisor High Yield Fund                        3,894 shares                     32,591
                                                                                         ----------
                                                                                          2,360,062

Money market fund:
   *Fidelity Institutional U.S. Treasury
    Portfolio II                                              987 shares                        987

Common stock:
   *Friede Goldman Halter, Inc. common stock              220,153 shares                     42,907

*Loans to participants                              Maturity dates ranging through
                                                      December 2006, at interest rates
                                                      ranging from 7.0% to 10.75%,
                                                      payments are made through payroll
                                                      deductions, loans are
                                                      collateralized by participant's
                                                      vested account balance                292,602
                                                                                         ----------
                                                                                         $2,696,558
                                                                                         ==========

*Party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          THE FRIEDE GOLDMAN INTERNATIONAL, INC.
                                          401(K) RETIREMENT PLAN



                                          By: FRIEDE GOLDMAN HALTER, INC.
                                          Plan Administrator



              July 15, 2002               By: /s/ Richard T. McCreary
                                             -----------------------------------
                                           Richard T. McCreary
                                           Group President, Halter Marine



             July 15, 2002                By: /s/ Leamon  C. Cooley Jr.
                                             -----------------------------------
                                           Leamon C. Cooley Jr.
                                           Director of Human Resources